File No. 70-9541


                               UNITED STATES OF AMERICA
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

Application of Northeast Utilities,       )
The Connecticut Light and Power Company,  )
Public Service Company of New Hampshire,  )  CERTIFICATE PURSUANT TO
Western Massachusetts Electric Company,   )  RULE 24 UNDER THE PUBLIC
North Atlantic Energy Corporation, NU     )  UTILITY HOLDING COMPANY
Enterprises, Inc., Northeast Generation   )  ACT OF 1935
Company, Northeast Generation Services    )
Company, Select Energy, Inc., Select      )
Energy Portland Pipeline, Inc.,           )
HEC Inc., Select Energy Contracting, Inc.,)
Reeds Ferry Supply Co., Inc.,             )
HEC Energy Consulting Canada, Inc.        )
on Form U-1                               )

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing payment of dividends, share repurchases and share issuance in connection with restructuring by NU and certain subsidiaries (HCAR. No. 27147, March 7, 2000, File No. 70-9541) ("Order").

     For the quarter ended December 31, 2000, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

The Connecticut Light and Power Company (CL&P)

                                            As of December 31, 2000
                                            -----------------------
                                            (thousands
                                            of dollars)        %
                                            -----------      ----
Common shareholders' equity:
  Common shares                             $   75,849        3.3%

  Capital surplus, paid in                     413,698       18.0
  Retained earnings                            243,197       10.6
                                            ----------      -----
  Total Common shareholders' equity            732,744       31.9
Preferred stock                                216,200        9.4
Long-term and short-term debt                1,347,688       58.7
                                            ----------      -----
                                            $2,296,632      100.0%
                                            ==========      =====

A common dividend of $37,014,233.92 was declared on December 13, 2000 and was paid to NU on December 31, 2000.


Western Massachusetts Electric Company (WMECO)

                                            As of December 31, 2000
                                            -----------------------
                                            (thousands
                                            of dollars)        %
                                            -----------      ----
Common shareholders' equity:
  Common shares                             $    14,752       2.9%

  Capital surplus, paid in                       94,192      18.2
  Retained earnings                              62,952      12.1
                                            -----------     -----
  Total Common shareholders' equity             171,896      33.2
Preferred stock                                  36,500       7.0
Long-term and short-term debt                   310,025      59.8
                                            -----------     -----
                                            $   518,421     100.0%
                                            ===========     =====

A common dividend of $4,000,830.54 was declared on December 14, 2000 and was paid to NU on December 31, 2000.

North Atlantic Energy Corporation (NAEC)

                                            As of December 31, 2000
                                            -----------------------
                                            (thousands
                                            of dollars)        %
                                            -----------      ----
Common shareholders' equity:
  Common shares                             $         1       0.0%
  Capital surplus, paid in                      160,999      32.5
  Retained earnings                                 (41)      0.0
                                            -----------     -----
  Total Common shareholders' equity             160,959      32.5
Long-term and short-term debt                   335,000      67.5
                                            -----------     -----
                                            $   495,959     100.0%
                                            ===========     =====

A common dividend of $7,000,000.00 was declared on December 13, 2000 and was paid to NU on December 31, 2000.

A common dividend of $1,999,995.00 was declared on December 13, 2000 and paid to NU on December 31, 2000 by Northeast Nuclear Energy Company (NNECO). There were no other dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

     As of December 31, 2000 the senior debt ratings issued by Standard and Poor's Corporation of CL&P, WMECO and PSNH are each BBB-, which is an investment grade rating. None of the other applicants have senior debt ratings. In January of 2001, the senior debt ratings issued by Standard and Poor's Corporation of CL&P, WMECO and PSNH increased to BBB+.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO, and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings.

    NU represents that during the quarter ended December 31, 2000 internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

    Internal cash funds available during the quarter were not supplemented with external borrowings during the quarter.


                       Net cash flows   Net cash flows   Net cash flows
             Cash       provided by/      (used in)/      provided by/
           beginning      (used in)      provided by        (used in)     Cash end
           of period      operating       investing         financing     of period
          07/01/2000     activities       activities       activities    09/30/2000
          ----------   --------------   --------------   -------------   ----------
                                    (Thousands of Dollars)

CL&P       $    5,242     $82,362         $(48,739)       $  (33,404)     $    5,461
PSNH          170,638      76,461          (14,086)         (109,863)        170,638
WMECO             112      33,894          (12,321)          (20,700)            985
NAEC               44       8,526           (1,452)           (7,000)            118



SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



                                         /s/ John J. Roman
                                         ----------------------------------
                                             John J. Roman
                                             Vice President and Controller
                                             Northeast Utilities
                                             P.O. Box 270
                                             Hartford, CT 06141-0270
                                             February 27, 2001